EXHIBIT 99.31

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO NEWSWIRE SERVICES IN THE UNITED STATES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

High Tide Reports First Quarter 2020 Financial Results Featuring 173% Revenue Increase over the Same Period of the Previous Year

Calgary, AB, March 31, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (FRA:2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, has filed its financial results for the first fiscal quarter of 2020 ending January 31, the highlights of which are included in this news release. The full set of Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis can be viewed by visiting High Tide’s website at www.hightideinc.com, its profile page on SEDAR at www.sedar.com or the Company’s CSE profile page at www.thecse.com.

“High Tide’s first quarter results for the 2020 fiscal year confirm the company’s positive trajectory towards profitability, with our best quarterly numbers since going public in December 2018. The Company’s significant year-over-year increases in revenue and gross profit, coupled with cost-cutting measures across the organization, have helped narrow our loss from operations for the quarter by 60% over the same period of the previous year,” said Raj Grover, President & Chief Executive Officer. “For the remainder of this year, we will be focused on furthering our expansion in Ontario, Canada’s largest and most underserved market, with an expectation of seven additional stores by September 2020. With more Canna Cabana locations either under development or nearing completion in Alberta, we continue to grow our retail portfolio at a sustainable pace. I am also pleased to report that High Tide has continued to generate additional subscription-based revenue through our proprietary CabanalyticsTM data analytics service,” added Mr. Grover.

First Quarter 2020 – Financial Highlights (in thousands of Canadian Dollars, except where noted):

●	Revenue for the three months ended January 31, 2020 increased by 173%, to $13,659 from $5,001 in the previous year. The increase in revenue was primarily driven by the retail segment of the Company with operations of Canna Cabana and KushBar.
●	Gross profit for the three months ended January 31, 2020 increased by 167%, to $4,777 from $1,790 in the same period in 2019, primarily due to an increase in sales volume.
●	Adjusted EBITDA(1) for the three months ended January 31, 2020 increased by 84%, to negative $550 from a negative $3,338 in the previous year.
●	For the three months ended January 31, 2020, the Company generated a loss from operations of $1,943 (1Q19: $4,861 loss).
●	As at January 31, 2020, the Company had a working capital deficit of $11,086, compared to surplus of $1,938 on October 31, 2019. The change is mainly due to convertible debt of $11,512 and related derivative liability of $3,245 maturing in less than 12 months as at January 31, 2020.

●	During the first quarter of 2020, the Company secured a credit facility of up to $10,000 from Windsor Capital. This transaction, among others, is expected to provide the Company sufficient liquidity to execute on its near-term expansion plan and for its working capital needs.
●	During the three-month period ended January 31, 2020, Canna Cabana locations processed over 537,000 transactions, evidencing the Company’s loyal customer base and attracting new customers to its top-rated retail experience.
●	As of the date of this news release, approximately 46,900 members have joined Cabana Club, with the majority subscribing in-store upon completing purchase transactions.
●	The Company launched its proprietary data analytics service named CabanalyticsTM and started generating subscription-based revenue. The Company continues to realize significant interest in its data analytics service, which is expected to result in a growing subscriber base.

Acquisitions in the first quarter of 2020:

●	In December 2019, the Company acquired the remaining 49.9% of KushBar Inc. (“KushBar”). This transaction resulted in KushBar becoming a wholly owned subsidiary of High Tide.
●	In January 2020, the Company acquired 2680495 Ontario Inc., a company that operates a Canna Cabana branded retail cannabis store in Hamilton, Ontario.
●	In January 2020, the Company acquired a 50% interest in a partnership which holds a Canna Cabana-branded retail cannabis store in Sudbury, Ontario.

Subsequent to the end of the first fiscal quarter of the 2020 fiscal year, the Company:

●	Entered into an agreement to sell the assets of KushBar in consideration for a deemed value of $12,000 in common shares of Halo Labs.
●	The Company closed the acquisition of 102088460 Saskatchewan Ltd., which operates a licensed retail cannabis store in Tisdale, Saskatchewan (the “Tisdale Store”).

Selected financial information for the first quarter ended January 31, 2020:

(Expressed in thousands of Canadian Dollars)

	Three Months Ended January 31,
	2020 $	2019 $	% Change
Revenue	13,659	5,001	173%
Gross Profit	4,777	1,790	167%
Total Operating Expenses	6,720	6,651	1%
Adjusted EBITDA(a)	(550)	(3,338)	84%
Loss from Operations	(1,943)	(4,861)	(60%)
Net Loss	(3,852)	(3,822)	1%
Loss Per Share (Basic)	(0.02)	(0.02)	-
Loss Per Share (Diluted)	(0.02)	(0.02)	-

(a)	Adjusted EBITDA is a non-IFRS financial measure.

The following is a reconciliation of Adjusted EBITDA to net loss:

	Three Months Ended January 31,
	2020	2019
Net Loss	(3,852)	(3,822)
Income taxes	(85)	(1,230)
Accretion and interest	1,815	106
Depreciation and amortization	1,366	186
EBITDA (1)	(756)	(4,760)
Foreign exchange	(4)	75
Transaction and acquisition costs	622	142
Revaluation of derivative liability	(439)	-
Share-based compensation	27	1,232
Discount on accounts receivable	-	(24)
Gain on disposal of property and equipment	-	(3)
Adjusted EBITDA (1)	(550)	(3,338)

(1)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

(2)	Financial information for 2019 has not been restated for the adoption of IFRS 16. For the three months ended January 31, 2020, the Company made 969 in lease payments.

Outlook

The Company has been continuing to respond to COVID-19 with changes to internal business practices consistent with the guidelines of public health authorities. Since inception, High Tide’s purpose has been to serve cannabis enthusiasts and a significant part of that commitment is ensuring the Company is putting the safety of its customers and employees first. The Company has implemented significant measures to protect the health and wellbeing of these valued groups of individuals. High Tide continues to monitor the situation closely while keeping its retail locations and wholesale facilities open, where permitted.

The Company believes that the senior secured credit facility advanced by Windsor Capital, together with the proceeds from the eventual sale of the common shares of Halo Labs, position the Company to be well funded to execute on its strategic objectives in 2020.

About High Tide Inc.

High Tide is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including Canna Cabana Inc., KushBar Inc., Grasscity.com, Smoker’s Corner Ltd., RGR Canada Inc. and Famous Brandz Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 28 branded stores is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a second retail cannabis business with 2 operating stores in Alberta, offering a modern experience aimed at the Company’s growing customer base in Alberta. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. Representing the core of High Tide’s wholesale segment, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to (i) the expected ability of the Company to receive funds from the Windsor Capital credit facility and the sale of the Halo Labs shares; (ii) the Company’s intention to develop all permits that it holds in Alberta; (iii) the Company’s expected future acquisition of the Canna Cabana location in Toronto; and (iv) the Company’s expectation that it will open retail cannabis stores in British Columbia. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute on its business plan and that the Company will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. The Company considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.

4